Smedvig

Smedvig asa

Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88/51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of January 2002
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

{Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F...................

{Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes................... No........✓............
{If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Smedvig asa

February 4, 2002 By ....

Kjell Jacobsen
Chief Executive Officer

☒ Smedvig

Smedvig asa
Mailing address: P.O.Box 110, N-4001 Stavanger, Norway.
Telephone 47 51 50 99 00 Telefax 47 51 50 96 88
Registration no. 929350685

TELEFAX

To:	New York Stock Exchange Inc.	**From:**	Anette Karvel Kyllingstad
Att.:	Client Services	**Ref.:**	SO-0100-2002-FO-00001
Telefax no.:	001 212 6565071	**No. of pages:**	1 (incl. this page)
Cc:		**Date:**	January 11, 2002

Smedvig asa - granting of stock warrants

The Board of Smedvig asa has on January 10, 2002 granted acting Chief Executive Officer Kjell E. Jacobsen stock warrants for subscription of 90,000 class B shares. The warrants are not exercisable before January 10, 2003. The warrants have a subscription price of NOK 62 per share and will expire on September 30, 2004.

Kjell E. Jacobsen's holding after the granting is 8,000 class A shares, 0 class B shares and warrants for 180,000 class B shares.

The Board of Smedvig asa has also granted stock warrants for subscription of 80,000 class B shares to the newly appointed Chief Financial Officer Alf C. Thorkildsen. The warrants were granted on November 27, 2001, but are not exercisable before February 18, 2003. The warrants have a subscription price of NOK 51 per share and will expire on September 30, 2004.

Alf C. Thorkildsen's holding after the granting is 0 class A shares, 0 class B shares and warrants for 80,000 class B shares.

Smedvig asa
P.O. Box 110, 4001 Stavanger, Norway
Phone: + 47 51 50 99 00
Fax: + 47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

Smedvig

NEWS RELEASE

Contact:
Mr. Martin Larsen, Chief Financial Officer
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

Operations halt on West Navion

Stavanger, Norway (January 18, 2002) – In connection with minor repair work in the derrick of the drillship West Navion, it has been uncovered cracks in the wire sheaves in the hoisting system of the dual derrick set (Ram Rig). As a result of the findings, operations on West Navion are temporarily halted.

It is expected that the halt will last for another 2-3 weeks before operations are resumed.

Maritime Hydraulics, the supplier of the dual derrick set, has issued a request to "All users of Maritime Hydraulics' Ram Rigs" to inspect all drilling units equipped with the dual Ram Rig.

Consequently, Smedvig will initiate inspection of the drilling rig West Venture, which is also equipped with the Ram Rig derrick set.

West Navion is contracted to Marathon Oil Company offshore Canada.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Sea and South-East Asia. Smedvig's main activities are divided into mobile units, platform drilling and tender rigs. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no.
E-mail: smedvig@smedvig.no